EXHIBIT 11

STATEMENT REGARDING COMPUTATION OF NET INCOME PER SHARE

	Fiscal Year

	2003	2002	2001
	(in thousands, except per share data)
Net Income Per Common Share–Basic
Weighted average shares outstanding	50,422	49,266	47,466

Net income	$57,836	$49,075	$39,309

Net income per share–basic	$1.15	$1.00	$0.83

Net Income Per Common Share–Diluted
Weighted average shares outstanding	50,422	49,266	47,466
Net effect of dilutive stock options based on the treasury stock method using
average market price	1,426	1,892	2,431
Total shares outstanding for computation of per share earnings	51,848	51,158	49,897

Net income	$57,836	$49,075	$39,309

Net income per share–diluted	$1.12	$0.96	$0.79